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                                                                     EXHIBIT 8.1


                                [KPMG LETTERHEAD]


May 15, 2000

Board of Directors
First Savings Bancorp, Inc.
Post Office Box 1657
205 S.E. Broad Street
Southern Pines, North Carolina  28388-1657

Board of Directors
First Bancorp
341 North Main Street
Post Office Box 508
Troy, North Carolina  27371-0508

Gentlemen:

You have requested the opinion of KPMG LLP ("KPMG") regarding certain federal and North Carolina income tax consequences resulting from certain proposed transactions. In the first proposed transaction, First Savings Bancorp, Inc. (the "Company"), a savings bank holding company, will merge with and into First Bancorp (the "Buyer"), a bank holding company, (the "Holding Company Merger"). Pursuant to the Holding Company Merger, the separate existence of Company will cease, and each outstanding share of Company Common Stock will be converted into newly issued shares of Buyer Common Stock. In the second proposed transaction, occurring as soon as reasonably practicable after the filing of the Articles of Merger in respect of the Holding Company Merger, First Savings Bank of Moore County, Inc., SSB, (the "Company Bank"), a wholly-owned savings bank subsidiary of Company, will merge with and into First Bank ("Buyer Bank"), the wholly-owned bank subsidiary of Buyer, (the "Bank Merger"), whereupon the separate existence of Company Bank will cease (the "Bank Merger").

You have submitted for our consideration:

-        certain representations as to the proposed transaction;

- a copy of the Merger Agreement, as amended and the related Plan of Merger dated December 15, 1999 (collectively, the "Merger Agreement"); and,

- a copy of the Form S-4 Registration Statement, as amended, filed with the Securities and Exchange Commission ("SEC") on May 16, 2000 (the Merger Agreement and the Form S-4 collectively being the "Documents").

We have not reviewed the legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps in the Documents.

FACTS AND REPRESENTATIONS

Buyer is a registered one-bank holding company organized under the laws of the State of North Carolina. Buyer's authorized capital stock consists of one class. It has authorized 12,500,000 shares of Common Stock, no par value, of which 4,506,651 shares were issued and outstanding at May 11, 2000 (the "Buyer Common Stock"). Buyer Bank, a North Carolina corporation, is a wholly-owned bank subsidiary of Buyer.
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Company is a registered savings bank holding company organized under the laws of the State of North Carolina. Its authorized capital stock consists of two classes. It has authorized 20,000,000 shares of Common Stock, no par value per share, of which 3,526,157 shares were issued and outstanding at May 11, 2000
(the "Company Common Stock"). It also has 5,000,000 shares of Preferred Stock, no par value per share, none of which were issued and outstanding at March 31, 2000. Company Bank, a North Carolina corporation, is a wholly-owned stock savings bank subsidiary of Company.

For valid corporate business purposes, pursuant to the Merger Agreement and on the "Effective Time" (as that term is defined in the Merger Agreement), Company will merge with and into Buyer, with Buyer as the surviving entity. In the Holding Company Merger, each share of Company Common Stock will be exchanged for
1.2468 shares of Buyer Common Stock. Under certain limited circumstances, the
1.2468 exchange ratio could be increased pursuant to certain provisions of the Merger Agreement. Under no circumstances will the exchange ratio be less than
1.2468 shares of Buyer Common Stock for each share of Company Common Stock. An adjustment will occur only if Company's Board of Directors terminates the Merger Agreement. At that time, Buyer can choose to avoid termination of the Merger Agreement by increasing the exchange ratio.

No fractional shares of Buyer Common Stock will be issued in connection with the Holding Company Merger. Instead, each Company shareholder who would otherwise be entitled to receive a fraction of a share of Buyer Common Stock shall receive cash (without interest) in an amount equal to the fraction of a share of Buyer Common Stock that otherwise would be received in the Holding Company Merger, multiplied by the closing price of one share of Buyer Common Stock on the Nasdaq National market System on the last trading day before the Holding Company Merger is completed.

The Holding Company Merger has been approved by the Boards of Directors of Company and Buyer and is subject to the receipt of regulatory approval from appropriate parties, including the Board of Governors of the Federal Reserve System. Additionally, the Bank Merger is also subject to the approval of the Federal Reserve, the FDIC, the North Carolina Banking Commission, and the Administrator of the Savings Institutions Division of the North Carolina Department of Commerce.

In addition to the foregoing statement of facts, the following representations have been made by Buyer and/or Company, as applicable, to KPMG in connection with the Holding Company Merger. KPMG has not independently verified the completeness and accuracy of any of the following representations. KPMG is relying on these representations in rendering the opinion contained herein.

With respect to the Holding Company Merger:

(a) The fair market value of the Buyer Common Stock and other consideration received by each shareholder of Company will be approximately equal to the fair market value of the Company Common Stock surrendered in the exchange.

(b) Neither Buyer, the Company, nor any subsidiary or related person has any plan or intention to acquire any of Buyer shares issued in the Holding Company Merger or to acquire any share of Company prior to the Holding Company Merger.

       For purposes of this representation, two persons are "related" if the persons are corporations and either immediately before or immediately after a transaction are members of the same "affiliated group." "Affiliated group" for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation's shares. In addition, "related person" includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, "control" means the ownership of shares possessing at least
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       50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner's interest in the partnership.

(c) Buyer has no plan or intention to sell or otherwise dispose of any of the assets of target acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in SECTION 368(a)(2)(C) of the Internal Revenue Code of 1986, as amended. (Unless stated otherwise, all section references herein are to this Code.)

(d) The liabilities of Company assumed by Buyer and the liabilities to which the transferred assets of Company are subject were incurred by Company in the ordinary course of its business.

(e) Following the Holding Company Merger, Buyer will continue the historical business of Company or use a significant portion of the historic business assets of Company in a business.

(f) Buyer, Company, and the shareholders of Company will pay their respective expenses, if any, incurred in connection with the Holding Company Merger.

(g) There is no intercorporate indebtedness existing between Buyer and Company that was issued, acquired, or will be settled at a discount.

(h) No two parties to the Holding Company Merger are investment companies as defined in SECTION 368(a)(2)(F)(iii) AND (iv).

(i) On the date of the Holding Company Merger, the fair market value of the assets of Company will equal or exceed the sum of its liabilities assumed, plus the amount of liabilities, if any, to which the assets are subject.

(j) Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of SECTION 368(a)(3)(A).

(k) None of the compensation received by any shareholder-employees of Company or Company Bank will be separate consideration for, or allocable to, any of their shares of Company Common Stock; none of the shares of Buyer Common Stock received by any shareholder-employee of Company or Company Bank will be separate consideration for, or allocable to, any employment agreement; and the compensation to be paid to any shareholder-employees of Company or Company Bank will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

(l) The distribution of cash proceeds to Company shareholders in lieu of fractional shares of Buyer will be made solely for the purpose of avoiding the expense and inconvenience of issuing fractional shares and does not represent separately bargained for consideration.

(m) The Holding Company Merger will qualify as a statutory merger under North Carolina law.

With respect to the Bank Merger:

(n) In the Bank Merger, Company Bank will merge with and into Buyer Bank. At the time of the Bank Merger, Buyer will be the sole shareholder of both Company Bank and Buyer Bank. As the sole shareholder, Buyer will be indifferent whether it receives actual shares of Buyer Bank Common Stock in exchange for its stock in Company Bank and as a result of the Bank Merger. For this
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       reason, Buyer Bank will not actually issue its Common Stock in consideration for the assets of Company Bank in the Bank Merger, such an issuance being a meaningless gesture.

(o) Neither Buyer Bank, Company Bank, nor any subsidiary or related person has any plan or intention to acquire any of Buyer Bank shares issued or deemed issued in the Bank Merger or to acquire any share of Company Bank prior to the Bank Merger.

       For purposes of this representation, two persons are "related" if the persons are corporations and either immediately before or immediately after a transaction are members of the same "affiliated group." "Affiliated group" for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation's shares. In addition, "related person" includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, "control" means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner's interest in the partnership.

(p) Buyer Bank has no plan or intention to sell or otherwise dispose of any of the assets of Company Bank acquired in the Bank Merger, except for dispositions made in the ordinary course of business or transfers described in SECTION 368(a)(2)(C).

(q) The liabilities of Company Bank assumed by Buyer Bank and the liabilities to which the transferred assets of Company Bank are subject were incurred by Company Bank in the ordinary course of business.

(r) Following the Bank Merger, Buyer Bank will continue the historical business of Company Bank or use a significant portion of the historic business assets of Company Bank in a business.

(s) Buyer Bank, Company Bank, and the shareholders of Company Bank will pay their respective expenses, if any, incurred in connection with the Bank Merger.

(t) There is no intercorporate indebtedness existing between Buyer Bank and Company Bank that was issued, acquired, or will be settled at a discount.

(u)    No two parties to the Bank Merger are investment companies as defined in
       SECTION 368(a)(2)(F)(iii) AND (iv).

(v) On the date of the Bank Merger, the fair market value of the assets of Company Bank transferred to Buyer Bank will equal or exceed the sum of the liabilities assumed by Buyer Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

(w) Company Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of SECTION 368(a)(3)(A).
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(x)    The total adjusted tax basis of the assets of Company Bank transferred to
       Buyer Bank will equal or exceed the sum of the liabilities assumed by Buyer Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

(y) The Bank Merger will qualify as a statutory merger under North Carolina law.

OPINIONS

Based solely on the Documents, the above FACTS AND REPRESENTATIONS and subject to the SCOPE OF THE OPINIONS below, it is the opinion of KPMG that:

Federal Income Tax Consequences:

(1) The Holding Company Merger will constitute a tax-free reorganization within the meaning of SECTION 368(a).

(2) Company and Buyer will each be a party to the reorganization within the meaning of SECTION 368(b).

(3) No gain or loss will be recognized by Buyer as a transferee of assets and liabilities of Company, a party to the reorganization, in the Holding Company Merger in exchange for stock. SECTION 1032; TREAS. REG. SECTION 1.1032-2.

(4) No gain or loss will be recognized by a shareholder of Company upon the receipt of solely Buyer Common Stock (including any fractional share interests to which they may be entitled) in exchange for his or her shares of Company Common Stock. SECTION 354(a)(1).

(5) The basis of a share of Buyer Common Stock received by a shareholder of Company (including any fractional share interests to which they may be entitled) will be the same as the basis in the Company Common Stock surrendered in the exchange therefor. SECTION 358(a)(1).

(6) The holding period of a share of Buyer Common Stock received by the shareholder of Company (including any fractional share interests to which they may be entitled) will include the shareholder's holding period of the Company Common Stock surrendered in exchange therefor, provided that the Company Common Stock is held as a capital asset in the hands of the shareholder of Company on the date of the Merger.
         SECTION 1223(1).

(7) The payment of cash in lieu of fractional share interests of Buyer Common Stock will be treated as if the fractional share interests of Buyer Common Stock were distributed as part of the Holding Company Merger to the Company shareholder and then redeemed by Buyer. The cash payments will be treated as having been received as distributions in full payment for the fractional share interests redeemed as provided in
         SECTION 302(a). REV. RUL. 66-365, 1966-2 C.B. 116 and REV. PROC. 77-41,
         1977-2 C.B. 574.

(8) No gain or loss will be recognized by Company upon the transfer of its assets, subject to its liabilities, to Buyer in the Holding Company Merger. SECTIONS 357(a) and 361(a).

(9) The basis of the assets of Company in the hands of Buyer will be the same, in each instance, as the basis of such assets in the hands of Company immediately prior to the Holding Company Merger. SECTION 362(b).

(10) The holding period of the assets of Company in the hands of Buyer will include, in each instance, the period during which such assets were held by Company immediately prior to the Holding Company Merger.
         SECTION 1223(2).
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(11)     For purposes of SECTION 381, Buyer will be the acquiring corporation.
         TREAS. REG. SECTION 1.381(a)-1(b)(2). Thus, except as otherwise provided in SECTIONS 382, 383, AND 384, Buyer will succeed to and take into account the items of Company described in SECTION 381(c). SECTION 381(a) AND TREAS. REG. SECTION 1.381(a)-1.

(12)     The Bank Merger will constitute a reorganization within the meaning of
         SECTION 368(a) of the Code.

(13) Each of Buyer Bank and Company Bank will be a party to the reorganization within the meaning of SECTION 368(b).

(14) No gain or loss will be recognized by Company Bank upon the transfer of its assets, subject to its liabilities, to Buyer Bank in the Bank Merger. SECTIONS 357(a) and 361(a).

(15) No gain or loss will be recognized by Buyer Bank upon the receipt of the assets of Company Bank, subject to its liabilities, in constructive exchange for its Common Stock, in the Bank Merger. SECTION 1032.

(16) The basis of the assets of Company Bank in the hands of Buyer Bank will be the same, in each instance, as the basis of such assets in the hands of Company Bank immediately prior to the Bank Merger. SECTION 362(b).

(17) The holding period of the assets of Company Bank in the hands of Buyer Bank will include, in each instance, the period during which such assets were held by Company Bank immediately prior to the Bank Merger.
         SECTION 1223(2).

(18) No gain or loss will be recognized by Buyer upon the constructive receipt of Buyer Bank Common Stock in exchange for its Company Bank stock as a result of the Bank Merger. SECTION 354(a)(1).

(19) For purposes of SECTION 381, Buyer Bank will be the acquiring corporation. TREAS. REG. SECTION 1.381(a)-1(b)(2). Thus, except as otherwise provided in SECTIONS 382, 383, AND 384, Buyer Bank will succeed to and take into account the items of Company described in
         SECTION 381(c). SECTION 381(a) AND TREAS. REG. SECTION 1.381(a)-1.

North Carolina Income Tax Consequences:

It is our opinion that the State of North Carolina for income tax purposes will treat the Holding Company Merger and the Bank Merger in the same manner as treated by the Internal Revenue Service for federal income tax purposes. N.C. GEN. STAT. SECTIONS 105-120.2, 105-130.3, 105-130.5, 105-134.1, 105-134.2,
105-134.5, 105-134.6, AND 105-134.7.

In certain circumstances, which do not apply based on the instant facts and representations, North Carolina may apply a more stringent test in determining the availability of certain net economic losses (equivalent to a net operating loss) subsequent to a merger. BELLSOUTH TELECOMMUNICATIONS, INC. V. NORTH CAROLINA DEPARTMENT OF REVENUE, 485 S.E.2d 333 (N.C. CT. APP. 1997), REVIEW DENIED 492 S.E.2d 18 (N.C. SEPT. 4, 1997).

SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts, assumptions and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations are not entirely complete or accurate, it
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is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is limited to the conclusions specifically set forth herein under the heading OPINIONS. KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the North Carolina Code, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.


Sincerely,


\s\ KPMG LLP
--------------------------------------------
KPMG LLP